SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 9, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street,
Newtown,
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release – AngloGold Ashanti announces changes to the board of directors

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG ISIN: ZAE 000043485

Change to the board of directors

Mr J H Mensah and Mr R E Bannerman have given notice of their intention to retire from the board at the close of the annual general meeting to be held on 15 May 2009.

In addition, Prof Wiseman Nkuhlu has today advised of his impending resignation from the board, given his standing for political office in the forthcoming general elections in South Africa.
Prof Nkuhlu, who is currently the chairman of the audit and corporate governance committee, will resign from the board effective from the close of the meeting approving the filing with the
United States Securities and Exchange Commission of the 2008 annual report on Form 20-F.

Commenting on the announcement, Russell Edey, the Chairman, said, “Both Mr Mensah and
Mr Bannerman have served the interests of AngloGold Ashanti well and it has been a pleasure working with them. Prof. Nkuhlu has been an invaluable member of the board and in particular as chairman of our audit and corporate governance committee”.

The nominations committee will review potential candidates to fill these vacancies in due course.

Johannesburg
9 April 2009

JSE Sponsor : UBS

ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media)
+27 (0) 11 637-6383
+27 (0) 83 250 0757            afine@AngloGoldAshanti.com
Joanne Jones (Media)
+27 (0) 11 637-
6813
+27 (0) 82 896 0306             jjones@AngloGoldAshanti.com

DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name
Nature of Change
Prof. L W Nkuhlu
Resigns from the board effective from the close of the meeting approving the filing of the 2008 annual report on Form 20-F
Mr R E Bannerman
Retires from the board effective the close of annual general meeting on 15 May 2009
Mr J H Mensah
Retires from the board effective the close of annual general meeting on 15 May 2009

Taking account of the above the board of directors should read as follows:

Directors
Mr R P Edey
(Chairman)
(British)
Dr T J Motlatsi
(Deputy Chairman)
Mr M Cutifani
(Chief Executive Officer)
(Australian)
Mr F B Arisman
(American)
Mr W A Nairn
Mr S M Pityana
Mr S Venkatakrishnan
(British)

9 April 2009

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 9, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary